FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of January 2026

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Earnings Report (Kessan Tanshin) for the Nine-month Period Ended December 31, 2025
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: January 29, 2026	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Earnings Report (Kessan Tanshin) for the Nine-month Period Ended December 31, 2025 (IFRS, Consolidated)
January 29, 2026

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Sapporo, Fukuoka
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2111	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance

Scheduled date of dividend payment commencement: -
Supplementary materials for the financial statements: Yes
Presentation to explain the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Nine-month Period Ended December 31, 2025 (April 1 to December 31, 2025)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Nine-month Period Ended December 31, 2025	3,411,179	(3.3)	422,382	1.2	312,668	10.7	216,283	2.4
Nine-month Period Ended December 31, 2024	3,528,152	9.8	417,518	86.3	282,383	181.5	211,241	43.5

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Nine-month Period Ended December 31, 2025	216,081	2.4	1,018,673	157.7	137.31		135.13
Nine-month Period Ended December 31, 2024	211,083	43.5	395,293	(36.8)	133.71		131.69

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Nine-month Period Ended December 31, 2025	971.6	(3.4)	428
Nine-month Period Ended December 31, 2024	1,006.3	16.3	443

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of December 31, 2025	15,408,774	7,644,091	7,642,943	49.6	4,838.54
As of March 31, 2025	14,248,344	6,935,979	6,935,084	48.7	4,407.01

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2025	—	98.00	—	98.00	196.00
For the Fiscal Year Ending March 31, 2026	—	100.00	—
For the Fiscal Year Ending March 31, 2026 (Projection)				100.00	200.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results (Actual Exchange Rate basis) for the Fiscal Year Ending March 31, 2026 (April 1, 2025 to March 31, 2026)

	(Percentage figures represent changes from the previous fiscal year)
	Revenue		Operating profit		Profit before taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2026	4,530,000	(1.1)	410,000	19.7	245,000	39.9	154,000	42.7	97.78
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

Forecasts for Core financial measures are shown below.

	(Percentage figures represent changes from the previous fiscal year)
	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2026	4,530,000	(1.1)	1,150,000	(1.1)	486
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

The definition of Core financial measures is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

4.	Management Guidance (Constant Exchange Rate basis) for the Fiscal Year Ending March 31, 2026 (April 1, 2025 to March 31, 2026)
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2026 (FY2025) has been revised from the management guidance announced on October 30, 2025.

	Core Revenue Growth	Core Operating Profit Growth	Core EPS Growth
	(%)	(%)	(%)
For the Fiscal Year Ending March 31, 2026	Low-single-digit % decline	Low-single-digit % decline	Low-single-digit % decline

The definition of Constant Exchange Rate change is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

▪Additional Information

(1) Significant changes in the scope of consolidation during the period	: No

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
December 31, 2025	1,590,987,809 shares
March 31, 2025	1,590,949,609 shares

2) Number of shares of treasury stock at period end:
December 31, 2025	11,391,398 shares
March 31, 2025	17,299,963 shares

3) Average number of outstanding shares (for the nine-month period ended December 31):
December 31, 2025	1,573,647,243 shares
December 31, 2024	1,578,670,992 shares

▪Review of the attached condensed interim consolidated financial statements by certified public accountants or an audit firm: No
▪Note to ensure appropriate use of forecasts and guidance, and other noteworthy items

•	Takeda applies International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•
All forecasts and management guidance in this document are based on information and assumptions currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

•
For details of the forecasts for consolidated operating results and the management guidance, please refer to "1. Financial Highlights for the Nine-month Period Ended December 31, 2025 (4) Outlook for the Fiscal Year Ending March 31, 2026" on page 12.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on January 29, 2026, and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/quarterly-results/

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
1. Financial Highlights for the Nine-month Period Ended December 31, 2025
(1) Business Performance
(i) Consolidated Financial Results (April 1 to December 31, 2025)

	Billion JPY or percentage
	FY2024 Q3	FY2025 Q3	AER		CER
			JPY Change	% Change	% Change
Revenue	3,528.2	3,411.2	(117.0)	(3.3)%	(2.8)%
Cost of sales	(1,198.1)	(1,165.9)	32.3	(2.7)%	(2.4)%
Selling, general and administrative expenses	(808.9)	(792.2)	16.7	(2.1)%	(1.3)%
Research and development expenses	(514.2)	(480.6)	33.6	(6.5)%	(5.1)%
Amortization and impairment losses on intangible assets associated with products	(440.2)	(478.7)	(38.5)	8.8%	9.7%
Other operating income	16.2	22.7	6.4	39.7%	40.3%
Other operating expenses	(165.4)	(94.0)	71.4	(43.2)%	(42.8)%
Operating profit	417.5	422.4	4.9	1.2%	0.1%
Finance income and (expenses), net	(131.9)	(107.9)	24.0	(18.2)%	(14.8)%
Share of loss of investments accounted for using the equity method	(3.2)	(1.8)	1.4	(43.2)%	(53.5)%
Profit before tax	282.4	312.7	30.3	10.7%	7.7%
Income tax expenses	(71.1)	(96.4)	(25.2)	35.5%	26.4%
Net profit for the period	211.2	216.3	5.0	2.4%	1.4%
Net profit for the period attributable to owners of the Company	211.1	216.1	5.0	2.4%	1.4%
In this section, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. For additional information on CER change, see “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.
Revenue
Revenue for the nine-month period ended December 31, 2025 was JPY 3,411.2 billion (JPY -117.0 billion and -3.3% AER, -2.8% CER). The decline compared to the same period of the previous fiscal year was primarily attributable to a decrease in revenue in Neuroscience, one of our six key business areas. The decrease in Neuroscience was largely attributable to the continued impact from generic erosion of VYVANSE (for attention deficit hyperactivity disorder (“ADHD”)) in the U.S. Revenue steadily increased in our key business areas of Gastroenterology (“GI”), Plasma-Derived Therapies (“PDT”), Oncology and Vaccines, with a slight decline in revenue for Rare Diseases. Certain products faced headwinds due to the impact of the Medicare Part D redesign and 340B program expansion in the U.S., while there was stable demand in other regions and for other products. Revenue outside of our six key business areas was JPY 161.4 billion (JPY -29.5 billion and -15.4% AER, -16.6% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2024 Q3	FY2025 Q3	AER		CER
Revenue:			JPY Change	% Change	% Change
Japan	324.7	339.5	14.7	4.5%	4.5%
United States	1,841.4	1,674.1	(167.3)	(9.1)%	(6.9)%
Europe and Canada	795.6	832.6	37.0	4.7%	1.9%
Latin America	191.2	191.4	0.1	0.1%	0.5%
China	133.8	141.1	7.3	5.4%	7.4%
Asia (excluding Japan & China)	75.4	72.9	(2.4)	(3.2)%	(1.3)%
Russia/CIS	61.9	60.5	(1.4)	(2.3)%	(8.8)%
Other*	104.1	99.1	(5.0)	(4.8)%	(5.3)%
Total	3,528.2	3,411.2	(117.0)	(3.3)%	(2.8)%
* Other includes the Middle East, Oceania and Africa.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	FY2024 Q3	FY2025 Q3	AER		CER
Revenue:			JPY Change	% Change	% Change
GI	1,039.3	1,078.6	39.3	3.8%	4.6%
Rare Diseases	579.0	574.5	(4.6)	(0.8)%	(0.6)%
PDT	784.2	790.5	6.3	0.8%	1.9%
Oncology	428.4	436.6	8.2	1.9%	2.0%
Vaccines	49.9	55.0	5.1	10.2%	8.0%
Neuroscience	456.5	314.5	(142.0)	(31.1)%	(30.4)%
Other	190.9	161.4	(29.5)	(15.4)%	(16.6)%
Total	3,528.2	3,411.2	(117.0)	(3.3)%	(2.8)%

Year-on-year change in revenue for this nine-month period in each of our business areas was primarily attributable to the following products:
GI
In GI, revenue was JPY 1,078.6 billion (JPY +39.3 billion and +3.8% AER, +4.6% CER).
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)) were JPY 744.5 billion (JPY +45.5 billion and +6.5% AER, +7.4% CER). Sales in the U.S. were JPY 494.8 billion (JPY +18.8 billion and +4.0% AER). The increase was due to growth of the subcutaneous formulation, partially offset by unfavorable foreign exchange rates against the U.S. dollar. Sales in Europe and Canada were JPY 188.3 billion (JPY +18.5 billion and +10.9% AER). The increase was primarily due to continued patient gains through an increased use of the subcutaneous formulation, accompanied by favorable foreign exchange rates against the Euro.
Sales of RESOLOR/MOTEGRITY (for chronic idiopathic constipation) were JPY 5.7 billion (JPY -11.3 billion and -66.2% AER, -65.8% CER). The decrease was primarily due to the impact of multiple generic entrants in the U.S. beginning in January 2025.
Rare Diseases
In Rare Diseases, revenue was JPY 574.5 billion (JPY -4.6 billion and -0.8% AER, -0.6% CER).
Sales of ADVATE (for hemophilia A) were JPY 79.3 billion (JPY -7.6 billion and -8.7% AER, -8.4% CER). The decrease was primarily due to competitive pressure in the U.S.
Sales of ADYNOVATE/ADYNOVI (for hemophilia A) were JPY 43.7 billion (JPY -6.6 billion and -13.2% AER, -12.9% CER). The decrease was primarily due to competitive pressure in the U.S.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
Sales of ELAPRASE (for Hunter syndrome) were JPY 74.2 billion (JPY -3.0 billion and -3.8% AER, -4.1% CER). The decrease was primarily due to a sales decrease in the Growth and Emerging Markets.
Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) were JPY 34.9 billion (JPY +10.5 billion and +42.7% AER, +43.6% CER). The increase was primarily attributable to continued performance in the U.S. market reflecting strong market penetration, complemented by continued geographical expansion in Europe and the Growth and Emerging Markets.
Sales of TAKHZYRO (for hereditary angioedema) were JPY 170.7 billion (JPY +2.6 billion and +1.6% AER, +2.4% CER). The increase was primarily due to higher sales in the Growth and Emerging Markets and Europe, supported by patient persistency and prophylactic market growth, partially offset by unfavorable foreign exchange rates against the U.S. dollar. The demand growth was modest in the U.S., offset by heightened pricing pressure from factors such as the Medicare Part D redesign.
PDT
In PDT, revenue was JPY 790.5 billion (JPY +6.3 billion and +0.8% AER, +1.9% CER).
Aggregate sales of immunoglobulin products, mainly used for the treatment of primary immunodeficiency (“PID”), chronic inflammatory demyelinating polyneuropathy (“CIDP”), and multifocal motor neuropathy (“MMN”), were JPY 593.6 billion (JPY +17.6 billion and +3.1% AER, +4.3% CER). The increase was driven by growth in subcutaneous immunoglobulin therapies, CUVITRU and HYQVIA. Sales of GAMMAGARD LIQUID/KIOVIG, which are intravenous immunoglobulin therapies, decreased primarily due to unfavorable foreign exchange rates against the U.S. dollar and the impact of the Medicare Part D redesign in the U.S.
Sales of FEIBA (for hemophilia A and B) were JPY 25.1 billion (JPY -7.8 billion and -23.6% AER, -23.1% CER). The decrease was driven by competitive pressure from recombinant therapies globally.
Aggregate sales of HEMOFIL (for hemophilia A), IMMUNATE (for hemophilia A), and IMMUNINE (for hemophilia B) were JPY 17.7 billion (JPY -3.7 billion and -17.2% AER, -18.0% CER). The decrease was primarily due to a sales decline in the Growth and Emerging Markets and Europe.
Oncology
In Oncology, revenue was JPY 436.6 billion (JPY +8.2 billion and +1.9% AER, +2.0% CER).
Sales of ADCETRIS (for malignant lymphomas) were JPY 106.8 billion (JPY +7.2 billion and +7.2% AER, +6.2% CER). The increase was led by strong demand in the Growth and Emerging Markets and Europe, accompanied by favorable foreign exchange rates against the Euro.
Sales of FRUZAQLA (for colorectal cancer) were JPY 42.9 billion (JPY +6.8 billion and +19.0% AER, +19.9% CER). The increase was primarily due to the successful launch in Europe, Canada and Japan, as it addressed a need for new treatment options in metastatic colorectal cancer. The increase was partially offset by a sales decrease in the U.S., impacted by the Medicare Part D redesign.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, and other certain indications) were JPY 90.3 billion (JPY +1.1 billion and +1.2% AER, +0.8% CER). The increase was primarily due to a sales increase in Europe, accompanied by favorable foreign exchange rates against the Euro.
Sales of NINLARO (for multiple myeloma) were JPY 61.0 billion (JPY -10.5 billion and -14.6% AER, -13.7% CER). The decrease was primarily due to intensified competition and decreased demand mainly in the U.S., partially offset by a sales increase in the Growth and Emerging Markets.
Vaccines
In Vaccines, revenue was JPY 55.0 billion (JPY +5.1 billion and +10.2% AER, +8.0% CER).
Sales of QDENGA (for prevention of dengue) were JPY 37.7 billion (JPY +7.8 billion and +25.9% AER, +22.1% CER). The increase was due to post-launch growth in the Growth and Emerging Markets, driven by higher demand.
Sales of other vaccine products in aggregate decreased primarily due to the temporary suspension of shipments of MR vaccine (for prevention of measles and rubella) in Japan.
Neuroscience
In Neuroscience, revenue was JPY 314.5 billion (JPY -142.0 billion and -31.1% AER, -30.4% CER).
Sales of VYVANSE/ELVANSE (for ADHD) were JPY 155.1 billion (JPY -132.4 billion and -46.0% AER, -45.7% CER). The decrease was due to the continued impact of generic erosion mainly in the U.S.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)

Cost of Sales
Cost of Sales was JPY 1,165.9 billion (JPY -32.3 billion and -2.7% AER, -2.4% CER). The decrease was primarily driven by an adjustment to Cost of Sales recorded in the nine-month period ended December 31, 2024, resulting from the implementation of accounting process to recognize accumulated foreign currency impacts of inventories, as well as lower revenue. The decrease was partially offset by higher costs resulting from changes in product mix, mainly reflecting the continued impact of generic erosion, particularly for VYVANSE in the U.S.
Selling, General and Administrative (SG&A) Expenses
SG&A Expenses were JPY 792.2 billion (JPY -16.7 billion and -2.1% AER, -1.3% CER). The decrease was primarily due to cost savings under the enterprise-wide efficiency program, particularly reductions in personnel expenses, as well as the appreciation of the Japanese yen against the U.S. dollar.
Research and Development (R&D) Expenses
R&D Expenses were JPY 480.6 billion (JPY -33.6 billion and -6.5% AER, -5.1% CER). The decrease was mainly due to cost reductions from the termination of certain development programs and cost savings under the enterprise-wide efficiency program. This decrease was partially offset by incremental investments in late-stage pipelines.
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products were JPY 478.7 billion (JPY +38.5 billion and +8.8% AER, +9.7% CER). Amortization Expenses decreased (JPY -14.7 billion) primarily reflecting lower amortizable intangible assets and the appreciation of the Japanese yen against the U.S. dollar. Impairment Losses increased (JPY +53.3 billion) due to the larger impairment charges recorded in the nine-month period ended December 31, 2025, compared with those recorded in the nine-month period ended December 31, 2024. The impairment charges recognized in the nine-month period ended December 31, 2025 primarily include JPY 58.2 billion of impairment charges related to the gamma delta T-cell therapy platform and associated Oncology program, and impairment charges for certain other in-process R&D assets, which were recorded in large part reflecting the decision to discontinue the related research and development activities. The impairment charges in the nine-month period ended December 31, 2024 include JPY 21.5 billion impairment charge for soticlestat (TAK-935), following the failure of the Phase 3 studies to meet their primary endpoints.
Other Operating Income
Other Operating Income was JPY 22.7 billion (JPY +6.4 billion and +39.7% AER, +40.3% CER). The increase was mainly due to higher gains from Divestment of Business in the nine-month period ended December 31, 2025. Gains of JPY 17.9 billion were recognized on the completion of the sales of non-core products and MEPACT mainly in Europe and the Middle East & North Africa regions in the nine-month period ended December 31, 2025, while a gain of JPY 6.1 billion was recognized on the completion of the transfer of the manufacturing operation of TACHOSIL in the nine-month period ended December 31, 2024.
Other Operating Expenses
Other Operating Expenses were JPY 94.0 billion (JPY -71.4 billion and -43.2% AER, -42.8% CER). The decrease was primarily attributable to a JPY 68.6 billion reduction in restructuring expenses, reflecting lower costs under the enterprise-wide efficiency program for the nine-month period ended December 31, 2025. It also reflected the absence of one-time expenses related to post-trial access for terminated clinical trials, which had been recorded in the nine-month period ended December 31, 2024 as well as lower asset impairment losses. This decrease was partially offset by higher valuation reserves for pre-launch inventories.
Operating Profit
As a result of the above factors, Operating Profit was JPY 422.4 billion (JPY +4.9 billion and +1.2% AER, +0.1% CER).
Net Finance Expenses
Net Finance Expenses were JPY 107.9 billion (JPY -24.0 billion and -18.2% AER, -14.8% CER). The decrease is primarily attributable to JPY 19.4 billion impairment loss recognized in the nine-month period ended December 31, 2024, upon classification of Teva Takeda Pharma Ltd. shares to the Assets Held for Sale.
Share of Loss of Investments Accounted for Using the Equity Method
Share of Loss of Investments Accounted for Using the Equity Method was JPY 1.8 billion (JPY -1.4 billion and -43.2% AER, -53.5% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
Profit Before Tax
As a result of the above factors, Profit Before Tax was JPY 312.7 billion (JPY +30.3 billion and +10.7% AER, +7.7% CER).
Income Tax Expenses
Income Tax Expenses were JPY 96.4 billion (JPY +25.2 billion and +35.5% AER, +26.4% CER). The increase was primarily attributable to higher Profit Before Tax and lower tax credits, partially offset by lower tax expense recognized in connection with the reassessment of the recoverability of Deferred Tax Assets in the nine-month period ended December 31, 2025.
Net Profit for the Period
As a result of the above factors, Net Profit for the Period was JPY 216.3 billion (JPY +5.0 billion and +2.4% AER, +1.4% CER) and Net Profit for the Period attributable to owners of the Company was JPY 216.1 billion (JPY +5.0 billion and +2.4% AER, +1.4% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
(ii) Results of Core Financial Measures (April 1 to December 31, 2025)
Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change
In addition to the financial statements in accordance with IFRS, Takeda uses the concept of Core Financial Measures for measuring financial performance. These measures are not defined by International Financial Reporting Standards (IFRS). See “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for additional information.

Results of Core Operations

	Billion JPY or percentage
	FY2024 Q3	FY2025 Q3	AER		CER
			JPY Change	% Change	% Change
Core revenue	3,528.2	3,411.2	(117.0)	(3.3)%	(2.8)%
Core operating profit	1,006.3	971.6	(34.7)	(3.4)%	(3.4)%
Core net profit for the period	699.1	673.8	(25.3)	(3.6)%	(3.4)%
Core net profit for the period attributable to owners of the Company	698.9	673.6	(25.3)	(3.6)%	(3.4)%
Core EPS (yen)	443	428	(15)	(3.3)%	(3.1)%

Core Revenue
Core Revenue was JPY 3,411.2 billion (JPY -117.0 billion and -3.3% AER, -2.8% CER). The decrease was primarily attributable to a decrease in revenue in Neuroscience, largely attributable to the continued impact from generic erosion of VYVANSE in the U.S.
Takeda’s Growth and Launch Products* totaled JPY 1,768.3 billion (JPY +97.2 billion and +5.8% AER, +6.7% CER).
*    Takeda’s Growth and Launch Products
    GI:        ENTYVIO, EOHILIA
    Rare Diseases:    TAKHZYRO, LIVTENCITY, ADZYNMA
    PDT:         Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology:    　　　　 ALUNBRIG, FRUZAQLA
    Vaccines:     QDENGA

Core Operating Profit
Core Operating Profit was JPY 971.6 billion (JPY -34.7 billion and -3.4% AER, -3.4% CER). The components of Core Operating Profit are as below:

	Billion JPY or percentage
	FY2024 Q3	FY2025 Q3	AER		CER
			JPY Change	% Change	% Change
Core revenue	3,528.2	3,411.2	(117.0)	(3.3)%	(2.8)%
Core cost of sales	(1,198.3)	(1,166.4)	32.0	(2.7)%	(2.4)%
Core selling, general and administrative (SG&A) expenses	(809.2)	(792.5)	16.7	(2.1)%	(1.3)%
Core research and development (R&D) expenses	(514.3)	(480.7)	33.6	(6.5)%	(5.1)%
Core operating profit	1,006.3	971.6	(34.7)	(3.4)%	(3.4)%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales
Core Cost of Sales was JPY 1,166.4 billion (JPY -32.0 billion and -2.7% AER, -2.4% CER). The decrease was primarily driven by an adjustment to Cost of Sales recorded in the nine-month period ended December 31, 2024 resulting from the implementation of accounting process to recognize accumulated foreign currency impacts of inventories, as well as lower revenue. The decrease was partially offset by higher costs resulting from changes in product mix, mainly reflecting the continued impact of generic erosion, particularly for VYVANSE in the U.S.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)

Core Selling, General and Administrative (SG&A) Expenses
Core SG&A expenses were JPY 792.5 billion (JPY -16.7 billion and -2.1% AER, -1.3% CER). The decrease was primarily due to cost savings under the enterprise-wide efficiency program, particularly reductions in personnel expenses, as well as the appreciation of the Japanese yen against the U.S. dollar.
Core Research and Development (R&D) Expenses
Core R&D expenses were JPY 480.7 billion (JPY -33.6 billion and -6.5% AER, -5.1% CER). The decrease was mainly due to cost reductions from the termination of certain development programs and cost savings under the enterprise-wide efficiency program. This decrease was partially offset by incremental investments in late-stage pipelines.
Core Net Profit for the Period
Core Net Profit for the Period was JPY 673.8 billion (JPY -25.3 billion and -3.6% AER, -3.4% CER) and Core Net Profit attributable to owners of the Company was JPY 673.6 billion (JPY -25.3 billion and -3.6% AER, -3.4% CER) and are calculated from Core Operating Profit as below:

	Billion JPY or percentage
	FY2024 Q3	FY2025 Q3	AER		CER
			JPY Change	% Change	% Change
Core operating profit	1,006.3	971.6	(34.7)	(3.4)%	(3.4)%
Core finance income and (expenses), net	(106.2)	(98.9)	7.2	(6.8)%	(2.5)%
Core share of profit (loss) of investments accounted for using the equity method	1.5	0.2	(1.3)	(86.1)%	(61.1)%
Core profit before tax	901.6	872.9	(28.8)	(3.2)%	(3.6)%
Core income tax expenses	(202.6)	(199.1)	3.5	(1.7)%	(4.5)%
Core net profit for the period	699.1	673.8	(25.3)	(3.6)%	(3.4)%
Core net profit for the period attributable to owners of the Company	698.9	673.6	(25.3)	(3.6)%	(3.4)%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses
Core Net Finance Expenses were JPY 98.9 billion (JPY -7.2 billion and -6.8% AER, -2.5% CER).
Core Share of Profit (Loss) of Investments Accounted for Using the Equity Method
Core Share of Profit of Investments Accounted for Using the Equity Method was JPY 0.2 billion (JPY -1.3 billion and -86.1% AER, -61.1% CER ).
Core Profit Before Tax
Core Profit Before Tax was JPY 872.9 billion (JPY -28.8 billion and -3.2% AER, -3.6% CER).
Core Income Tax Expenses
Core Income Tax Expenses were JPY 199.1 billion (JPY -3.5 billion and -1.7% AER, -4.5% CER). The decrease was primarily due to a reduction in Core Profit Before Tax for the nine-month period ended December 31, 2025.
Core EPS
Core EPS was JPY 428 (JPY -15 and -3.3% AER, -3.1% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
(2) Consolidated Financial Position

	Billion JPY
	As of		Change
	March 31, 2025	December 31, 2025
Total Assets	14,248.3	15,408.8	1,160.4
Total Liabilities	7,312.4	7,764.7	452.3
Total Equity	6,936.0	7,644.1	708.1
Assets
Total Assets as of December 31, 2025 were JPY 15,408.8 billion (JPY +1,160.4 billion). Goodwill and Property, Plant and Equipment increased (JPY +428.8 billion and JPY +115.8 billion, respectively) mainly due to the effect of foreign currency translation. Cash and Cash Equivalents increased (JPY +269.8 billion). Inventories increased (JPY +189.8 billion) primarily driven by the effect of foreign currency translation, as well as higher finished goods related to PDT products. Total Other Financial Assets increased (JPY +159.4 billion) mainly due to changes in fair value for cross currency interest rate swaps and forward exchange contracts in Japan. These increases were partially offset by the decrease of Intangible Assets (JPY -115.9 billion) mainly due to amortization.

Liabilities
Total Liabilities as of December 31, 2025 were JPY 7,764.7 billion (JPY +452.3 billion). Total Bonds and Loans were JPY 4,853.3 billion*, which increased (JPY +338.1 billion) mainly due to the effect of foreign currency and the issuances of unsecured JPY denominated senior bonds and unsecured U.S. dollar-denominated senior guaranteed notes, offset by redemption and repayment of bonds and loans. Total Other Financial Liabilities increased (JPY +69.0 billion) primarily due to changes in fair value for forward exchange contracts.

* The carrying amount of Bonds was JPY 4,613.3 billion and that of Loans was JPY 240.0 billion as of December 31, 2025. The breakdown of Bonds and Loans' carrying amount is as follows:
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US Dollar Denominated Senior Notes (USD 500 million)	June 2015	June 2045	79.8
Unsecured US Dollar Denominated Senior Notes (USD 1,500 million)	September 2016	September 2026	232.6
Unsecured Euro Denominated Senior Notes (EUR 3,000 million)	November 2018	November 2026 ~ November 2030	549.8
Unsecured US Dollar Denominated Senior Notes (USD 1,750 million)	November 2018	November 2028	273.2
Unsecured US Dollar Denominated Senior Notes (USD 7,000 million)	July 2020	March 2030 ~ July 2060	1,090.4
Unsecured Euro Denominated Senior Notes (EUR 3,600 million)	July 2020	July 2027 ~ July 2040	658.6
Unsecured JPY Denominated Senior Bonds	October 2021	October 2031	249.6
Hybrid Bonds (Subordinated Bonds)	June 2024	June 2084	458.3
Unsecured US Dollar Denominated Senior Notes (USD 3,000 million)	July 2024	July 2034 ~ July 2064	464.9
Unsecured JPY Denominated Senior Bonds	June 2025	June 2030 ~ June 2035	183.6
Unsecured US Dollar Denominated Senior Notes (USD 2,400 million)	July 2025	July 2035 ~ July 2055	372.3
Total			4,613.3

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Bilateral Loans	March 2016 ~ April 2024	March 2026 ~ April 2031	200.0
Syndicated Hybrid Loans (Subordinated Loans)	October 2024	October 2084	40.0
Other			0.0
Total			240.0

On April 25, 2025, Takeda repaid JPY 10.0 billion in Bilateral Loans falling due. On June 12, 2025, Takeda issued JPY 184.0 billion in unsecured JPY denominated senior bonds (“JPY Bonds”) with maturity dates ranging from June 12, 2030, to June 12, 2035. The proceeds of the JPY Bonds were used to redeem commercial paper. Following this, on June 23, 2025, Takeda redeemed USD 800 million of unsecured U.S. dollar-denominated senior notes on their maturity date. Takeda has also rolled over USD 500 million Bilateral Loan, which was originally drawn down on March 31, 2025, on a monthly basis until July 3, 2025.
On July 2, 2025, Takeda issued unsecured U.S. dollar-denominated senior guaranteed notes (the "USD Notes") in an aggregate principal amount of USD 2,400 million with maturity dates of July 7, 2035 and July 7, 2055, through its indirect wholly owned finance subsidiary Takeda U.S. Financing, Inc. The proceeds of the USD Notes were primarily used to repay USD 500 million Bilateral Loan on July 3, 2025, and redeem commercial paper drawings in July 2025.
*Amounts presented in the above explanation for Bonds and Loans are based on the principal amount.

Equity
Total Equity as of December 31, 2025 was JPY 7,644.1 billion (JPY +708.1 billion). The increase of Other Components of Equity (JPY +800.8 billion) was mainly due to a change in currency translation adjustments reflecting the depreciation of the Japanese yen. This increase was partially offset by the decrease in Retained Earnings (JPY -91.9 billion), driven by the decrease of JPY 312.5 billion related to dividend payments, offset by the increase of JPY 216.1 billion from Net Profit for the Period.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
(3) Consolidated Cash Flows

	Billion JPY
	FY2024 Q3	FY2025 Q3	Change
Net cash from operating activities	835.0	966.9	131.9
Net cash used in investing activities	(347.4)	(311.1)	36.3
Net cash used in financing activities	(449.6)	(419.3)	30.3
Net increase in cash and cash equivalents	38.0	236.5	198.4
Cash and cash equivalents at the beginning of the year	457.8	385.1	(72.7)
Effects of exchange rate changes on cash and cash equivalents	(1.7)	33.4	35.1
Cash and cash equivalents at the end of the period	494.1	654.9	160.8
Net Cash from Operating Activities
Net Cash from Operating Activities was JPY 966.9 billion (JPY +131.9 billion). The increase was mainly due to favorable impacts from Changes in Assets and Liabilities primarily driven by changes in Trade and Other Receivables, favorable impacts resulting from Net Profit for the Period adjusted for non-cash items and other adjustments, and an increase of Other, net.
Net Cash used in Investing Activities
Net Cash used in Investing Activities was JPY 311.1 billion (JPY -36.3 billion). The decrease was mainly due to a decrease in cash outflow used in Acquisition of Investments, Acquisition of Option to License and Acquisition of Property, Plant and Equipment as well as an increase in Proceeds from Sales of Business, Net of Cash and Cash Equivalents Divested. This decrease was offset by higher cash outflows from Acquisition of Intangible Assets, as well as decrease of cash inflow from Proceeds from Sales and Redemption of Investments.
Net Cash used in Financing Activities
Net Cash used in Financing Activities was JPY 419.3 billion (JPY -30.3 billion). The decrease was mainly due to higher net cash inflows from the Issuance and Repayments of Bonds and Long-term Loans. This decrease was partially offset by an increase in Acquisition of Treasury Shares during the nine-month period ended December 31, 2025, and Proceeds from the Settlement of Cross Currency Interest Rate Swaps related to Bonds and Loans recorded during the nine-month period ended December 31, 2024.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
(4) Outlook for the Fiscal Year Ending March 31, 2026
The full year consolidated forecast for the fiscal year ending March 31, 2026 (FY2025) has been revised from the previous forecast announced on October 30, 2025 as follows:
Consolidated Forecast for the Fiscal Year Ending March 31, 2026 (FY2025)

			Billion JPY or percentage
	Previous Forecast (October 30, 2025)	Revised Forecast (January 29, 2026)	JPY Change	% Change
Revenue	4,500.0	4,530.0	30.0	0.7%
Operating profit	400.0	410.0	10.0	2.5%
Profit before tax	243.0	245.0	2.0	0.8%
Net profit for the year (attributable to owners of the Company)	153.0	154.0	1.0	0.7%
EPS (JPY)	97.14	97.78	0.63	0.7%
Core revenue*	4,500.0	4,530.0	30.0	0.7%
Core operating profit*	1,130.0	1,150.0	20.0	1.8%
Core EPS (JPY)*	479	486	7	1.5%
* Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
[Revenue]
Takeda expects FY2025 revenue to be JPY 4,530.0 billion, an increase of JPY 30.0 billion, or 0.7%, from the previous forecast, primarily attributable to favorable changes in the assumptions of foreign exchange rates. This favorability more than offset product sales headwinds, including a stronger than anticipated generic erosion of VYVANSE in the U.S., as well as lower sales of plasma-derived therapies, TAKHZYRO and others.
The Core Revenue forecast has been revised in the same way as the Revenue forecast.

[Operating Profit]
Operating Profit is expected to increase by JPY 10.0 billion, or 2.5%, from the previous forecast to JPY 410.0 billion, mainly driven by higher revenue and change in the product mix, largely offset by higher amortization of intangible assets associated with products due to the changes in the assumption of foreign exchange rates to reflect a depreciated yen. Although operating expenses are also negatively affected by these foreign exchange rate changes, the impact is expected to be largely offset by incremental cost savings, including those from the enterprise-wide efficiency program, resulting in operating expenses remaining broadly flat compared to the previous forecast.
Core Operating Profit is expected to be JPY 1,150.0 billion, an increase of JPY 20.0 billion, or 1.8%.

[Net Profit for the Year (attributable to owners of the Company)]
Net Profit for the Year (attributable to owners of the Company) is expected to be JPY 154.0 billion, an increase of JPY 1.0 billion, or 0.7%, from the previous forecast. Profit Before Tax is expected to increase by JPY 2.0 billion, or 0.8%, to JPY 245.0 billion, primarily reflecting the increase in Operating Profit and the increase in net finance expenses, which are expected to increase by JPY 7.0 billion, or 4.5%, to JPY 163.0 billion due to the impact of foreign exchange rate changes. The tax expense is expected to increase as a result of higher Profit Before Tax, assuming the effective tax rate remains unchanged at approximately 37%.
Reported EPS is expected to be JPY 97.78, an increase of JPY 0.63, or 0.7%, and Core EPS is expected to be JPY 486, an increase of JPY 7, or 1.5%.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
Major assumptions used in preparing the FY2025 Forecast

			Billion JPY or percentage
	Previous Forecast (October 30, 2025)		Revised Forecast (January 29, 2026)
FX rates	Full Year	H2	Full Year	Q4
USD/JPY EUR/JPY RUB/JPY CNY/JPY BRL/JPY	147 JPY 170 JPY 1.8 JPY 20.5 JPY 27.0 JPY	148 JPY 174 JPY 1.8 JPY 20.8 JPY 27.8 JPY	150 JPY 174 JPY 1.9 JPY 21.1 JPY 27.4 JPY	157 JPY 184 JPY 1.9 JPY 22.4 JPY 28.6 JPY
Cost of sales	(1,590.0)		(1,595.0)
SG&A expenses	(1,095.0)		(1,098.0)
R&D expenses	(685.0)		(687.0)
Amortization of intangible assets associated with products	(497.0)		(507.0)
Impairment of intangible assets associated with products*2	(110.0)		(110.0)
Other operating income	27.0		27.0
Other operating expenses*3	(150.0)		(150.0)
Finance income and (expenses), net	(156.0)		(163.0)
Adjusted free cash flow*1, 4	600.0 to 700.0		650.0 to 750.0
Capital expenditures (cash flow base)*4	(400.0) to (450.0)		(400.0) to (450.0)
Depreciation and amortization (excluding intangible assets associated with products)	(220.0)		(220.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)*1	Mid teen%		Low-teen%
*1 Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
*2 Includes in-process R&D.
*3 Includes restructuring expense of JPY 56.0 billion which was disclosed in the Previous Forecast on October 30, 2025, and has not been changed in the Revised Forecast.
*4 Includes JPY 184.7 billion upfront payment to Innovent Biologics Inc in the Revised Forecast.

Management Guidance for the Fiscal Year Ending March 31, 2026 (FY2025)
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2026 (FY2025) has been revised from the management guidance announced on October 30, 2025.

CER % Change*
	Previous Management Guidance (October 30, 2025)	Revised Management Guidance (January 29, 2026)
Core revenue	Broadly Flat	Low-single-digit % decline
Core operating profit	Low-single-digit % decline	Low-single-digit % decline
Core EPS	Low-single-digit % decline	Low-single-digit % decline
* Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
Other assumptions used in preparing the FY2025 Revised Forecast and the Management Guidance
•Reflect Takeda’s latest assumptions for the impact of tariffs, such as a 15% tariff on pharmaceutical products being imported into the U.S. from the European Union (EU) and Japan, as well as certain mitigation strategies including inventory management which Takeda is taking to minimize the impact. The impact from these tariff-related assumptions is expected to be immaterial.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. See “Important Notice—Forward-Looking Statements” in the Financial Appendix, including the documents mentioned therein. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Nine-month Period Ended December 31,
	2024	2025
Revenue	3,528,152	3,411,179
Cost of sales	(1,198,139)	(1,165,884)
Selling, general and administrative expenses	(808,900)	(792,219)
Research and development expenses	(514,220)	(480,604)
Amortization and impairment losses on intangible assets associated with products	(440,158)	(478,707)
Other operating income	16,227	22,667
Other operating expenses	(165,444)	(94,049)
Operating profit	417,518	422,382
Finance income	27,805	206,025
Finance expenses	(159,741)	(313,923)
Share of loss of investments accounted for using the equity method	(3,199)	(1,816)
Profit before tax	282,383	312,668
Income tax expenses	(71,142)	(96,385)
Net profit for the period	211,241	216,283
Attributable to:
Owners of the Company	211,083	216,081
Non-controlling interests	158	202
Net profit for the period	211,241	216,283
Earnings per share (JPY)
Basic earnings per share	133.71	137.31
Diluted earnings per share	131.69	135.13

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Nine-month Period Ended December 31,
	2024	2025
Net profit for the period	211,241	216,283
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	(13,115)	11,978
Remeasurement of defined benefit pension plans	(2,940)	2,169
	(16,056)	14,146
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	186,025	763,063
Cash flow hedges	5,043	21,993
Hedging cost	9,147	3,511
Share of other comprehensive loss of investments accounted for using the equity method	(108)	(323)
	200,107	788,244
Other comprehensive income for the period, net of tax	184,051	802,390
Total comprehensive income for the period	395,293	1,018,673
Attributable to:
Owners of the Company	395,116	1,018,421
Non-controlling interests	176	252
Total comprehensive income for the period	395,293	1,018,673

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2025	As of December 31, 2025
ASSETS
Non-current assets:
Property, plant and equipment	1,968,209	2,083,981
Goodwill	5,324,430	5,753,268
Intangible assets	3,631,560	3,515,628
Investments accounted for using the equity method	10,802	10,189
Other financial assets	351,124	423,979
Other non-current assets	70,282	77,798
Deferred tax assets	370,745	427,490
Total non-current assets	11,727,152	12,292,334
Current assets:
Inventories	1,217,349	1,407,192
Trade and other receivables	709,465	736,464
Other financial assets	20,476	107,004
Income taxes receivable	15,789	21,457
Other current assets	159,603	175,785
Cash and cash equivalents	385,113	654,937
Assets held for sale	13,397	13,602
Total current assets	2,521,192	3,116,439
Total assets	14,248,344	15,408,774

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)

	JPY (millions)
	As of March 31, 2025	As of December 31, 2025
LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	3,966,326	4,270,174
Other financial liabilities	550,900	568,644
Net defined benefit liabilities	135,429	150,595
Income taxes payable	317	3,271
Provisions	35,177	34,061
Other non-current liabilities	82,542	96,473
Deferred tax liabilities	35,153	31,282
Total non-current liabilities	4,805,844	5,154,500
Current liabilities:
Bonds and loans	548,939	583,147
Trade and other payables	475,541	467,594
Other financial liabilities	219,120	270,333
Income taxes payable	133,497	148,336
Provisions	533,140	572,131
Other current liabilities	596,283	567,858
Liabilities held for sale	—	784
Total current liabilities	2,506,521	2,610,183
Total liabilities	7,312,365	7,764,683
EQUITY
Share capital	1,694,685	1,694,763
Share premium	1,775,713	1,751,906
Treasury shares	(74,815)	(49,124)
Retained earnings	1,187,586	1,095,662
Other components of equity	2,351,915	3,152,680
Other comprehensive income associated with assets held for sale	—	(2,943)
Equity attributable to owners of the Company	6,935,084	7,642,943
Non-controlling interests	895	1,147
Total equity	6,935,979	7,644,091
Total liabilities and equity	14,248,344	15,408,774

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Nine-month period ended December 31, 2024 (From April 1 to December 31, 2024)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2024	1,676,596	1,747,414	(51,259)	1,391,203	2,573,407	15,729
Net profit for the period				211,083
Other comprehensive income (loss)					185,899	(13,115)
Comprehensive income (loss) for the period	—	—	—	211,083	185,899	(13,115)
Transactions with owners:
Issuance of new shares	18,064	18,064
Acquisition of treasury shares			(1,924)
Disposal of treasury shares		0	0
Dividends				(303,179)
Transfers from other components of equity				(8,158)		5,218
Share-based compensation		54,997
Exercise of share-based awards		(64,476)	28,348
Total transactions with owners	18,064	8,585	26,424	(311,338)	—	5,218
As of December 31, 2024	1,694,660	1,755,999	(24,835)	1,290,948	2,759,307	7,832

	Equity attributable to owners of the Company
	Other components of equity				Other comprehensive income related to assets held for sale	Total equity attributable to owners of the Company
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity			Non- controlling interests	Total equity
As of April 1, 2024	(63,896)	(15,930)	—	2,509,310	—	7,273,264	741	7,274,005
Net profit for the period				—		211,083	158	211,241
Other comprehensive income (loss)	5,043	9,147	(2,940)	184,033		184,033	18	184,051
Comprehensive income (loss) for the period	5,043	9,147	(2,940)	184,033	—	395,116	176	395,293
Transactions with owners:
Issuance of new shares				—		36,128		36,128
Acquisition of treasury shares				—		(1,924)		(1,924)
Disposal of treasury shares				—		0		0
Dividends				—		(303,179)		(303,179)
Transfers from other components of equity			2,940	8,158		—		—
Share-based compensation				—		54,997		54,997
Exercise of share-based awards				—		(36,129)		(36,129)
Total transactions with owners	—	—	2,940	8,158	—	(250,106)	—	(250,106)
As of December 31, 2024	(58,854)	(6,783)	—	2,701,502	—	7,418,274	917	7,419,191

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
Nine-month period ended December 31, 2025 (From April 1 to December 31, 2025)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2025	1,694,685	1,775,713	(74,815)	1,187,586	2,419,978	4,757
Net profit for the period				216,081
Other comprehensive income (loss)					762,690	11,978
Comprehensive income (loss) for the period	—	—	—	216,081	762,690	11,978
Transactions with owners:
Issuance of new shares	78	78
Acquisition of treasury shares		(20)	(51,614)
Dividends				(312,524)
Transfers from other components of equity				4,519		(2,350)
Share-based compensation		53,439
Exercise of share-based awards		(77,305)	77,305
Transfer to other comprehensive income associated with assets held for sale					2,943
Total transactions with owners	78	(23,808)	25,692	(308,005)	2,943	(2,350)
As of December 31, 2025	1,694,763	1,751,906	(49,124)	1,095,662	3,185,611	14,385

	Equity attributable to owners of the Company
	Other components of equity				Other comprehensive income related to assets held for sale	Total equity attributable to owners of the Company
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity			Non- controlling interests	Total equity
As of April 1, 2025	(64,852)	(7,967)	—	2,351,915	—	6,935,084	895	6,935,979
Net profit for the period				—		216,081	202	216,283
Other comprehensive income (loss)	21,993	3,511	2,169	802,340		802,340	50	802,390
Comprehensive income (loss) for the period	21,993	3,511	2,169	802,340	—	1,018,421	252	1,018,673
Transactions with owners:
Issuance of new shares				—		157		157
Acquisition of treasury shares				—		(51,634)		(51,634)
Dividends				—		(312,524)		(312,524)
Transfers from other components of equity			(2,169)	(4,519)		—		—
Share-based compensation				—		53,439		53,439
Exercise of share-based awards				—		—		—
Transfer to other comprehensive income associated with assets held for sale				2,943	(2,943)	—		—
Total transactions with owners	—	—	(2,169)	(1,575)	(2,943)	(310,562)	—	(310,562)
As of December 31, 2025	(42,860)	(4,456)	—	3,152,680	(2,943)	7,642,943	1,147	7,644,091

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Nine-month Period Ended December 31,
	2024	2025
Cash flows from operating activities:
Net profit for the period	211,241	216,283
Depreciation and amortization	571,627	557,257
Impairment losses	38,227	94,790
Equity-settled share-based compensation	55,240	53,064
Loss on sales and disposal of property, plant and equipment	3,059	1,274
Gain on divestment of business and subsidiaries	(6,376)	(17,929)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	2,253	1,057
Finance (income) and expenses, net	131,936	107,898
Share of loss of investments accounted for using the equity method	3,199	1,816
Income tax expenses	71,142	96,385
Changes in assets and liabilities:
Decrease (increase) in trade and other receivables	(45,105)	27,350
Increase in inventories	(29,981)	(79,993)
Decrease in trade and other payables	(17,448)	(7,949)
Increase (decrease) in provisions	39,885	(5,261)
Increase (decrease) in other financial liabilities	(9,596)	14,759
Other, net	(82,164)	14,544
Cash generated from operations	937,140	1,075,345
Income taxes paid	(120,349)	(115,928)
Tax refunds and interest on tax refunds received	18,231	7,485
Net cash from operating activities	835,023	966,903
Cash flows from investing activities:
Interest received	13,324	12,866
Dividends received	604	656
Acquisition of property, plant and equipment	(152,002)	(129,641)
Proceeds from sales of property, plant and equipment	46	6,400
Acquisition of intangible assets	(103,115)	(218,003)
Acquisition of option to license	(31,784)	(2,622)
Acquisition of investments	(95,364)	(15,157)
Proceeds from sales and redemption of investments	26,678	5,570
Acquisition of shares in associates	—	(623)
Proceeds from sales of shares in associates	—	880
Proceeds from sales of business, net of cash and cash equivalents divested	9,590	32,810
Payments for the settlement of forward exchange contracts designated as net investment hedges	(13,933)	(1,536)
Other, net	(1,423)	(2,724)
Net cash used in investing activities	(347,379)	(311,124)

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)

	JPY (millions)
	Nine-month Period Ended December 31,
	2024	2025
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers	(317,000)	(341,780)
Proceeds from issuance of bonds and long-term loans	1,024,460	526,060
Repayments of bonds and long-term loans	(784,079)	(125,408)
Proceeds from the settlement of cross currency interest rate swaps related to bonds and loans	46,880	—
Acquisition of treasury shares	(1,882)	(51,603)
Interest paid	(78,106)	(82,082)
Dividends paid	(292,760)	(303,114)
Repayments of lease liabilities	(34,193)	(32,181)
Other, net	(12,953)	(9,219)
Net cash used in financing activities	(449,633)	(419,328)
Net increase in cash and cash equivalents	38,010	236,451
Cash and cash equivalents at the beginning of the year	457,800	385,113
Effects of exchange rate changes on cash and cash equivalents	(1,685)	33,373
Cash and cash equivalents at the end of the period	494,126	654,937

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2025 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Not applicable.
(Material Accounting Policies)
Material accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements as of and for the fiscal year ended March 31, 2025.
Takeda calculated income tax expenses for the nine-month period ended December 31, 2025, based on the estimated average annual effective tax rate.

(Operating Segment Information)
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing, marketing and out-licensing of pharmaceutical products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda’s Chief Operating Decision Maker.
(Significant Subsequent Events)
Not applicable.